Exhibit 99.1

1 May 2026

PureTech Health plc

PureTech Founded Entity Seaport Therapeutics Announces Pricing of Upsized Initial Public Offering

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value, today announced that its Founded Entity, Seaport Therapeutics, Inc. (“Seaport”), has announced the pricing of its upsized initial public offering of 14,160,000 shares of its common stock at a price to the public of $18.00 per share, at the top of the target range. The gross proceeds to Seaport from the offering, before deducting the underwriting discounts and commissions and offering expenses, are expected to be $254.9 million. All of the shares are being offered by Seaport. In addition, Seaport has granted the underwriters a 30-day option to buy an additional 2,124,000 shares of its common stock at the initial public offering price, less underwriting discounts and commissions.

The shares are expected to begin trading on the Nasdaq Global Select Market on May 1, 2026 under the ticker symbol “SPTX.” The offering is expected to close on May 4, 2026 subject to the satisfaction of customary closing conditions.

Upon the closing of the offering, PureTech will hold 16,685,013 shares of Seaport common stock.

The full text of the announcement from Seaport is as follows:

Seaport Therapeutics Announces Pricing of Upsized Initial Public Offering

BOSTON, April 30, 2026 – Seaport Therapeutics, Inc., (Nasdaq: SPTX) (“Seaport” or the “Company”), a clinical-stage therapeutics company that is inventing and developing neuropsychiatric medicines, today announced the pricing of its upsized initial public offering of 14,160,000 shares of its common stock at a price to the public of $18.00 per share, at the top of the target range. The gross proceeds to Seaport Therapeutics from the offering, before deducting the underwriting discounts and commissions and offering expenses, are expected to be $254.9 million. All of the shares are being offered by Seaport Therapeutics. In addition, Seaport Therapeutics has granted the underwriters a 30-day option to buy an additional 2,124,000 shares of its common stock at the initial public offering price, less underwriting discounts and commissions.

The shares are expected to begin trading on the Nasdaq Global Select Market on May 1, 2026 under the ticker symbol “SPTX.” The offering is expected to close on May 4, 2026 subject to the satisfaction of customary closing conditions.

Goldman Sachs & Co. LLC, J.P. Morgan, Leerink Partners, Citigroup, and Stifel are acting as joint book-running managers for the offering.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission and was declared effective on April 30, 2026. The offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204, or by email at prospectus-eq_fi@jpmorganchase.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by emailing syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Seaport Therapeutics

Seaport Therapeutics is a clinical-stage therapeutics company focused on inventing and developing new medicines for patients with depression, anxiety, and other debilitating neuropsychiatric disorders. Through its differentiated approach, the Company identifies clinically validated mechanisms with established efficacy and safety which had historically been limited by high first-pass metabolism, low bioavailability, and/or side effects. Seaport applies its proprietary GlyphTM platform to overcome those limitations and invent innovative oral therapies. With an experienced team of industry leaders, Seaport has a proven track record in neuropsychiatry drug discovery and development and delivering successful business outcomes. Seaport aims to develop novel, leading treatment options that will make a significant impact for patients and their families.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding Seaport Therapeutics’ expectations regarding the commencement of trading of its shares on the Nasdaq Global Select Market, the completion and timing of the closing of the offering and the anticipated gross proceeds from the offering. Forward-looking statements are based on Seaport Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering, and the risks inherent in biopharmaceutical product development. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” section of the registration statement filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Seaport Therapeutics undertakes no duty to update such information except as required under applicable law. Readers should not rely upon the information on this page as current or accurate after its publication date.

About PureTech Health

PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.

For more information, visit www.puretechhealth.com or connect with us on LinkedIn and X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding Seaport Therapeutics’ expectations regarding the commencement of trading of its shares on the Nasdaq Global Select Market, the completion and timing of the closing of the offering and the anticipated gross proceeds from the offering. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.